UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission file number: 001-39259

China Liberal Education Holdings Limited

7th Floor, Building 5, No. 2 Zhenxing Road,

Changping District, Beijing,

People’s Republic of China 102299

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Results of the 2024 Annual General Meeting of China Liberal Education Holdings Limited

At the 2024 annual general meeting of shareholders (the “Meeting”) of China Liberal Education Holdings Limited (the “Company”) held at 9:30 a.m. China Standard Time on November 25, 2024, the shareholders of the Company adopted resolutions approving all of the eleven proposals considered at the Meeting. A total of 260,821,062 votes, representing 93.54% of the 278,816,663 votes exercisable as of October 31, 2024, the record date, were present in person or by proxy at the Meeting. The results of the votes were as follows:

1.	As an ordinary resolution, that Ngai Ngai Lam be re-elected as a director of the Company to hold office until the next annual general meeting of the Company (the “Re-election of Ngai Ngai Lam”)

Resolution	For	Against	Abstained
Re-election of Ngai Ngai Lam	260,464,329	343,275	13,458
Percentage of Voted Shares:	99.87%	0.13%

2.	As an ordinary resolution, that Fangzhong Sun be re-elected as a director of the Company to hold office until the next annual general meeting of the Company (the “Re-election of Fangzhong Sun”)

Resolution	For	Against	Abstained
Fangzhong Sun	260,466,271	340,733	14,058
Percentage of Voted Shares:	99.87%	0.13%

3.	As an ordinary resolution, that Ngo Yin Tsang be re-elected as a director of the Company to hold office until the next annual general meeting of the Company (the “Re-election of Ngo Yin Tsang”)

Resolution	For	Against	Abstained
Re-election of Ngo Yin Tsang	260,425,026	382,578	13,458
Percentage of Voted Shares:	99.85%	0.15%

4.	As an ordinary resolution, that Xiaonan Liu be re-elected as a director of the Company to hold office until the next annual general meeting of the Company (the “Re-election of Xiaonan Liu”)

Resolution	For	Against	Abstained
Re-election of Xinyu Deng	260,466,510	341,073	13,479
Percentage of Voted Shares:	99.87%	0.13%

5.	As an ordinary resolution, that Wandong Chen be re-elected as a director of the Company to hold office until the next annual general meeting of the Company (the “Re-election of Wandong Chen”)

Resolution	For	Against	Abstained
Re-election of Wandong Chen	260,427,526	380,078	13,458
Percentage of Voted Shares:	99.85%	0.15%

6.	As an ordinary resolution, that the Company’s annual accounts for the fiscal year ended December 31, 2023 be authorized, approved and adopted (the “Adoption of Annual Accounts”)

Resolution	For	Against	Abstained
Adoption of Annual Accounts	260,473,596	332,553	14,913
Percentage of Voted Shares:	99.87%	0.13%

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7.

As an ordinary resolution, that the Company’s authorized share capital, effective immediately, be increased from US$7,500,000 divided into 500,000,000 ordinary shares of par value US$0.015 each to US$225,000,000 divided into 15,000,000,000 ordinary shares of par value US$0.015 each by the creation of an additional 14,500,000,000 unissued ordinary shares of par value US$0.015 each to rank pari passu in all respects with the existing ordinary shares (the “Increase of Share Capital”)

Resolution	For	Against	Abstained
Increase of Share Capital	260,254,607	552,967	13,488
Percentage of Voted Shares:	99.79%	0.21%

8.

As a special resolution, subject to approval by the shareholders of Proposal No. 7 (the Increase of Share Capital), that a fourth amended and restated memorandum and articles of association reflecting the increased authorized share capital (in the form set out in Annex B in the Proxy Statement filed as an exhibit to the Company’s Form 6-K with the U.S. Securities and Exchange Commission on October 31, 2024 (the “Proxy Statement”)) be adopted as the memorandum and articles of association of the Company with immediate effect, in substitution for and to the exclusion of, the memorandum of association of the Company currently in effect (the “Fourth Amendment of M&A”)

Resolution	For	Against	Abstained
Second Amendment of M&A	260,253,967	553,577	13,518
Percentage of Voted Shares:	99.79%	0.21%

9.

As an ordinary resolution, that every 15 ordinary shares of a par value of US$0.015 each in the authorised share capital of the Company (including issued and unissued share capital) be consolidated into 1 ordinary share of a par value of US$0.225 each, with such Share Consolidation to be effective on any date prior to February 17, 2025 as determined by the board of Directors (the “Effective Date”); and the Effective Date when determined by the board of Directors shall be announced by the Company. In the event that no Effective Date has been determined by the board of Directors, the share capital of the Company shall remain unchanged unless otherwise resolved by the shareholders of the Company; and the authority granted to the board of Directors by the shareholders will terminate and no Share Consolidation will be implemented (the “Share Consolidation”)

Resolution	For	Against	Abstained
Share Consolidation	260,251,929	566,560	2,573
Percentage of Voted Shares:	99.78%	0.22%

10.

As a special resolution, subject to approval by the shareholders of Proposal No. 9 (the Share Consolidation), that a fifth amended and restated memorandum and articles of association reflecting the Share Consolidation (in substantially the form set out in Annex C in Proxy Statement) be adopted as the memorandum and articles of association of the Company conditional upon and with effect from the date on which the Share Consolidation becomes effective, in substitution for and to the exclusion of, the then memorandum and articles of association of the Company in effect (the “Fifth Amendment of M&A”)

Resolution	For	Against	Abstained
Third Amendment of M&A	260,250,510	567,244	3,308
Percentage of Voted Shares:	99.78%	0.22%

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

China Liberal Education Holdings Limited

Date: November 27, 2024	By:	/s/ Ngai Ngai Lam
Ngai Ngai Lam
Chief Executive Officer and Chairperson of the Board of Directors

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